Exhibit 21.1

Significant Subsidiaries of the Company

Set forth below are the names of the subsidiaries of Egalet Corporation (the “Company”), each 100% owned, directly or indirectly, of the Company as of                    , 2013.

Name	State or Other Jurisdiction of Incorporation

Egalet Corporation. (Registrant)	Delaware

Egalet Limited	United Kingdom

Egalet US, Inc.	Delaware